AB 3/7

08028471

UNITED STATES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66714

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Azimuth Capital, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

989 Avenue of the Americas, 20th Floor
(No. and Street)

New York	NY	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Anthony Gerard 212-366-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Untracht Early LLC

FEB 29 2008

(Name – *if individual, state last, first, middle name*)

Washington, DC 111

325 Columbia Turnpike	Florham Park	NJ	07932
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony RH Gerard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Azimuth Capital LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ATHEA GORDON-BROWN
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01GO6175829
CERTIFIED IN NEW YORK COUNTY
COMMISSION EXPIRES 10/15/2011

Sworn before me on 02/20/2008

Anthony Gerard
Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Azimuth Capital, LLC

Report on Audit of Financial Statements
and Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

December 31, 2007

Azimuth Capital, LLC

December 31, 2007

Contents

Untracht Early
Certified Public Accountants & Consultants

INDEPENDENT AUDITOR'S REPORT

To the Member of
Azimuth Capital, LLC

We have audited the accompanying statement of financial condition of Azimuth Capital, LLC (the "Company") as of December 31, 2007, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Azimuth Capital, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Untracht Early LLC

Florham Park, New Jersey
February 18, 2008

Untracht Early LLC
325 Columbia Turnpike • Florham Park, New Jersey 07932
973-408-6700 Fax: 973-408-9275
www.untracht.com

Azimuth Capital, LLC
Statement of Financial Condition
December 31, 2007

Assets

Cash	$	32,086
Service fee receivable		14,013
Receivable from affiliate		14,033
Other assets		3,983
Total assets	$	64,115

Liabilities and Member's Equity

Accrued expenses	$	10,500
Total liabilities		10,500
Member's equity		53,615
Total liabilities and member's equity	$	64,115

See accompanying notes to financial statements.

Azimuth Capital, LLC

Statement of Operations

For the Year Ended December 31, 2007

Revenues		
Service fee income	$	28,046
Other income		35,000
		63,046
Expenses		
Professional fees		17,538
Regulatory fees		4,310
Other expenses		413
		22,261
Net income	$	40,785

See accompanying notes to financial statements.

Azimuth Capital, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2007

Member's equity - January 1, 2007	$	22,830
Capital distributions		(10,000)
Net income		40,785
Member's equity - December 31, 2007	$	53,615

See accompanying notes to financial statements.

Azimuth Capital, LLC
Statement of Cash Flows
For the Year Ended December 31, 2007

Cash flows from operating activities:	
Net income	$ 40,785
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Service fee receivable	(14,013)
Receivable from affiliate	(14,033)
Other assets	95
Accrued expenses	(250)
Total adjustments to net income	(28,201)
Net cash provided by operating activities	12,584
Cash flows from financing activities:	
Member capital distributions	(10,000)
Net cash used in financing activities	(10,000)
Net increase in cash	2,584
Cash - beginning of year	29,502
Cash - end of year	$ 32,086

See accompanying notes to financial statements.

Azimuth Capital, LLC
Notes to Financial Statements
December 31, 2007

(1) Organization and business

Azimuth Capital, LLC (the "Company") was formed as a single member limited liability company under the laws of the U.S. Virgin Islands in September 2004 and is wholly owned by Azimuth Holdings, LLC (the "Parent"). In February 2005, the company changed its form of organization to a Delaware limited liability company. Pursuant to its Amended and Restated Limited Liability Company Agreement, the Company will exist in perpetuity but may terminate in the event of certain circumstances, as defined in that agreement.

The Company is registered as a broker-dealer pursuant to the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA"), formerly known as National Association of Securities Dealers, Inc.

(2) Summary of significant accounting policies

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Service fee receivable
Fees receivable are considered fully collectible by management and, accordingly, no allowance for doubtful accounts is considered necessary.

Revenue recognition
The financial statements of the Company are prepared on the accrual basis of accounting, accordingly, fee income is recognized when earned.

The Company received a special payment of $35,000 from FINRA in connection with the consolidation of the regulatory functions of the New York Stock Exchange and the National Association of Securities Dealers. This payment is non-recurring.

Income taxes
No provision for federal or state income taxes has been made in the accompanying financial statements since such liabilities are the responsibility of the Company's sole member.

(3) Service fee income

In December 2007, the Company entered into a Services Agreement with Offit Capital Advisors, LLC, ("Offit"), the Investment Manager of Azimuth Capital Preservation Fund II, LLC. The Services Agreement was effective November 1, 2007 and is for ten years and expires on December 12, 2017.

(3) Service fee income (continued)

Pursuant to this agreement, the Company will receive 15% to 50% of management and/or performance fees that Offit collects from Azimuth Capital Preservation Fund II, LLC. The service fee income for the year ended December 31, 2007 amounted to $28,046.

(4) Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2007, the Company had net capital of $21,586 which was $16,586 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.49 to 1. The Company is exempt from the provisions of SEC Rule 15c3-3 under subparagraph (k)(2)(i) thereto.

(5) Related party transactions

During 2007, the Company reimbursed the Parent and an affiliate for expenses of $292 paid by them on behalf of the Company. Receivable from affiliate represents service fee income that an affiliate collected on behalf of the Company. As of December 31, 2007, the Company was owed $14,033 from the affiliate.

Azimuth Capital, LLC

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2007

Schedule I

Computation of net capital

Member's equity	$	53,615
Less non-allowable assets		32,029
Net capital before haircuts		21,586
Haircuts		-
Net capital	$	21,586
Aggregate indebtedness - total liabilities	$	10,500

Computation of basic net capital requirement

Minimum net capital required (greater of $5,000 or 6- 2/3% of aggregate indebtedness)	$	5,000
Excess net capital	$	16,586
Ratio of aggregate indebtedness to net capital		0.49 to 1

There are no material differences between the computation of net capital as computed above and as reported by the Company in Part IIA of Form X-17a-5 as of December 31, 2007.

Azimuth Capital, LLC
Information Relating to the Possession or
Control Requirements under Rule 15c3-3
December 31, 2007

Schedule II

The Company is currently exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions appearing in paragraph (k)(2)(i) of the rule.

Untracht Early

Certified Public Accountants & Consultants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

To the Member of
Azimuth Capital, LLC

In planning and performing our audit of the financial statements and supplementary information of Azimuth Capital, LLC (the "Company"), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Untracht Early LLC

Florham Park, New Jersey
February 18, 2008

END